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| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+
                                        Washington, D.C. 20549
[_] Check this box if
    no longer subject      ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
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1.  Name and Address of Reporting Person

        Levin                        David                           G.
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        (Last)                      (First)                        (Middle)

                              760 N.W. 107th Avenue
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                                   (Street)

         Miami                         FL                             33172
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        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol LNR Property Corporation / LNR
                                             -----------------------------------

3.  IRS Identification Number of Reporting Person, if an entity
    (voluntary)
                ----------------------------------------------------------------
4.  Statement for Month/Year Jan-02
                             ---------------------------------------------------
5.  If Amendment, Date of Original (Mo./Yr.)
                                               ---------------------------------
6.  Relationship of Reporting Person to Issuer (Check all applicable)
    ___ Director     X Officer             ___ 10% Owner    ___ Other
                    ---
                        (give title below)                  (specify below)
    Vice President
    --------------
    ----------------------------------------------------------------------------
7.  Individual of Joint/Group Filing

      X  Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person
    ----------------------------------------------------------------------------

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title            2. Trans-  3. Trans-       4. Securities Acquired (A)      5. Amount of         6. Owner-     7. Nature
   of                  action     action          or Disposed of (D)              Securities           ship          of In-
   Security            Date       Code            (Instr. 3, 4 and 5)             Beneficially         Form:         direct
   (Instr. 3)          (Mo/       (Instr-                                         Owned at             Direct        Bene-
                       Day/       uction 8)                                       End of Issuer's      (D) or        ficial
                       Yr)     -----------------------------------------------    Fiscal  Year         Indirect      Owner (4)
                                   Code / V       Amount /(A) or (D) / Price      (Instr. 3 and 4)     (Instr. 4)
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Common Stock           N/A           N/A                     N/A                             364         I         By Savings Plan
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Common Stock        01/19/02          J                  12,500 / (A)                     16,000         D
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Restricted Common
Stock (1)           01/19/02          J                  12,500 / (D)                     37,500         D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

(1) Represents shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 19, 2002 (50,000), and the remainder will vest on each of January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one quarter of the total number of shares.

(J) Represents release of restrictions from restricted common stock.

Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       Instr. 3, 4, 5
                                      ative               Year)
                                      Security
                                                                           ---------------------------------------------------
                                                                               Code / V                (A)   (D)
------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                 12.32                  N/A                 N/A                       N/A
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Common Stock Options                 9.92                   N/A                 N/A                       N/A
------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                24.8125                 N/A                 N/A                       N/A
------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                17.3125                 N/A                 N/A                       N/A
------------------------------------------------------------------------------------------------------------------------------
Common Stock Options               18.15625                 N/A                 N/A                       N/A
------------------------------------------------------------------------------------------------------------------------------
Common Stock Options               26.84375                 N/A                 N/A                       N/A
------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                 31.30               1/2/2002                A                      10,000 (A)
------------------------------------------------------------------------------------------------------------------------------
Stock Purchase Agreement (2)         28.30                  N/A                 N/A                       N/A
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                           6. Date Exer-     7. Title/Amt.                     8. Price    9. Number     10. Owner-      11. Na-
                              cisable and       Underlying Securities             of          of Deriv-      ship            ture
                              Expiration        (Instr. 3 & 4)                    Deriv-      ative          Form            of In-
                              Date                                                ative       Secur-         of De-          direct
                              (Month/Day/                                         Secur-      ities          rivative        Bene-
                              Year)                                               ity         Bene-          Security        ficial
                                                                                  (Instr.     ficially       Direct (D)      Owner-
                            --------------------------------------------           5)         Owned at       or              ship
                                                                                              End of         Indirect        (Instr.
                                                                                              Year           (I)             4)
                                                  Title/Amt.                                  (Instr. 4)     (Instr. 4)
                              Exer/Expir.         or # of shares
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                          10-31-97/08-08-03   Common Stock Options/ 19,730          N/A        19,730          D
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                          10-31-97/12-22-04   Common Stock Options/ 7,398           N/A         7,398          D
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                          10-31-98/10-30-07   Common Stock Options/ 37,500          N/A        37,500          D
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                          01-01-99/12-14-07   Common Stock Options/ 26,250          N/A        26,250          D
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                          01-28-01/01-27-10   Common Stock Options/ 10,000          N/A        10,000          D
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                          01-17-02/01-16-11   Common Stock Options/ 10,000          N/A        10,000          D
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                          01-02-03/01-01-12   Common Stock Options/ 10,000          N/A        10,000          D
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                          04-01-02/04-01-06   Stock Purchase Agreement/ 27,340      N/A        27,340          D
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Explanation of Responses:

          /s/ David G. Levin                    2/8/2002
          -------------------------------  -----------------
          **Signature of Reporting Person        Date
          David G. Levin

    *  Reporting person denies beneficial ownership of these securities.

    ** Intentional misstatements or ommissions of facts constitute Federal
       Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see instruction 6 for procedure.

(2) Represent a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2002 through 2006, Mr. Levin will make purchases of LNR common stock. These purchases will total 27,340 shares.

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                                                                        SEC 1474